

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via E-mail</u>
Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re:** **The Navigators Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 0-15886**

Dear Mr. DeFalco:

We refer you to our comment letters dated December 15, 2014 and February 11, 2015 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
Assistant Director
Division of Corporation Finance